

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

>   **Re: SEALSQ Corp**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed July 31, 2024**
>   **File No. 333-278685**

Dear Carlos Moreira:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Amendment No. 3 to Form S-1 filed on July 31, 2024

General

1.   Refer to your disclosure on page 11 that the "expected role of SEALSQ Corp in the SEALCOIN project is to provide research and development expertise" and to your response to prior comment 2 that you intend to enter into an agreement to be reimbursed for the time spent by research and development staff on future support of the SEALCOIN project. We also note new disclosure on page 11 that such future support is expected to be related to the integration of the Company's hardware and firmware into the SEALCOIN platform under development. Please advise us in greater detail of the expected elements of this future support of SEALCOIN to be provided by SEALSQ. Also, in light of this future SEALCOIN support, provide an updated response to comments 1-4 of our letter dated June 17, 2024 including a current analysis supporting the assertion in your letter dated July 2, 2024 that you did not believe at that time that it was appropriate to respond to such

comments with the requested disclosures and risk factors relating to SEALCOIN because SEALCOIN development was expected to be moved to WISeKey International Holding AG with the only expected role of SEALSQ in the SEALCOIN project being the sale of chips to SEALCOIN AG. Lastly, please provide an update on the timing of the incorporation of SEALCOIN AG and on the timing and terms of the related agreements.

Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing